RENT ADJUSTMENT(S)
STANDARD LEASE ADDENDUM

Dated ______________________________

By and Between (Lessor) GreenBridge Capital Partners, IV, LLC

(Lessee) Ethos Environmental, Inc.

Address of Premises: 6800 Gateway Park Drive
San Diego, California 92154

Paragraph 51

A. **RENT ADJUSTMENTS:**

The monthly rent for each month of the adjustment period(s) specified below shall be increased using the method(s) indicated below: (Check Method(s) to be Used and Fill in Appropriately)

☑ I. **Cost of Living Adjustment(s) (COLA)**

a. On (Fill in COLA Dates): Beginning October 1, 2012 and every anniversary date thereafter through the remaining years of the Lease.

the Base Rent shall be adjusted by the change, if any, from the Base Month specified below, in the Consumer Price Index of the Bureau of Labor Statistics of the U.S. Department of Labor for (select one): ☑ CPI W (Urban Wage Earners and Clerical Workers) or ☐ CPI U (All Urban Consumers), for (Fill in Urban Area):

San Diego

______________________________, All Items (1982-1984 = 100), herein referred to as "CPI".

b. The monthly rent payable in accordance with paragraph A.I.a. of this Addendum shall be calculated as follows: the Base Rent set forth in paragraph 1.5 of the attached Lease, shall be multiplied by a fraction the numerator of which shall be the CPI of the calendar month 2 months prior to the month(s) specified in paragraph A.I.a. above during which the adjustment is to take effect, and the denominator of which shall be the CPI of the calendar month which is 2 months prior to (select one): the ☐ first month of the term of this Lease as set forth in paragraph 1.3 ("Base Month") or ☑ (Fill in Other "Base Month"): October 1, 2011. The sum so calculated shall constitute the new monthly rent hereunder, but in no event, shall any such new monthly rent be less than the rent payable for the month immediately preceding the rent adjustment.

c. In the event the compilation and/or publication of the CPI shall be transferred to any other governmental department or bureau or agency or shall be discontinued, then the index most nearly the same as the CPI shall be used to make such calculation. In the event that the Parties cannot agree on such alternative index, then the matter shall be submitted for decision to the American Arbitration Association in accordance with the then rules of said Association and the decision of the arbitrators shall be binding upon the parties. The cost of said Arbitration shall be paid equally by the Parties. *Said rent increase shall be a minimum of three percent (3%) and a maximum of five percent (5%) per annum.

~~☐ II. **Market Rental Value Adjustment(s) (MRV)**~~

~~a. On (Fill in MRV Adjustment Date(s):~~ ______________________________

~~the Base Rent shall be adjusted to the "Market Rental Value" of the property as follows:~~

~~1) Four months prior to each Market Rental Value Adjustment Date described above, the Parties shall attempt to agree upon what the new MRV will be on the adjustment date. If agreement cannot be reached within thirty days, then:~~

~~(a) Lessor and Lessee shall immediately appoint a mutually acceptable appraiser or broker to establish the new MRV within the next 30 days. Any associated costs will be split equally between the Parties, or~~

~~(b) Both Lessor and Lessee shall each immediately make a reasonable determination of the MRV and submit such determination, in writing, to arbitration in accordance with the following provisions:~~

~~(i) Within 15 days thereafter, Lessor and Lessee shall each select an ☐ appraiser or ☐ broker (**"Consultant"** check one) of their choice to act as an arbitrator. The two arbitrators so appointed shall immediately select a third mutually acceptable Consultant to act as a third arbitrator.~~

~~(ii) The 3 arbitrators shall within 30 days of the appointment of the third arbitrator reach a decision as to what the actual MRV for the Premises is, and whether Lessor's or Lessee's submitted MRV is the closest thereto. The decision of a majority of the arbitrators shall be binding on the Parties. The submitted MRV which is determined to be the closest to the actual MRV shall thereafter be used by the Parties.~~

______ INITIALS ______ INITIALS

(iii) If either of the Parties fails to appoint an arbitrator within the specified 15 days, the arbitrator timely appointed by one of them shall reach a decision on his or her own, and said decision shall be binding on the Parties.

(iv) The entire cost of such arbitration shall be paid by the party whose submitted MRV is not selected, i.e., the one that is NOT the closest to the actual MRV.

2) Notwithstanding the foregoing, the new MRV shall not be less than the rent payable for the month immediately preceding the rent adjustment.

b. Upon the establishment of each New Market Rental Value:

1) the new MRV will become the new "Base Rent" for the purpose of calculating any further Adjustments, and

2) the first month of each Market Rental Value term shall become the new 'Base Month' for the purpose of calculating any further Adjustments.

☐ **III. Fixed Rental Adjustment(s) (FRA)**

The Base Rent shall be increased to the following amounts on the dates set forth below:

On (Fill in FRA Adjustment Date(s)): The New Base Rent shall be:

B. **NOTICE:**

Unless specified otherwise herein, notice of any such adjustments, other than Fixed Rental Adjustments, shall be made as specified in paragraph 23 of the Lease.

C. **BROKER'S FEE:**

The Brokers shall be paid a Brokerage Fee for each adjustment specified above in accordance with paragraph 15 of the Lease.

NOTICE: These forms are often modified to meet changing requirements of law and industry needs. Always write or call to make sure you are utilizing the most current form: AIR Commercial Real Estate Association, 800 W 6th Street, Suite 800, Los Angeles, CA 90017. Telephone No. (213) 687-8777. Fax No.: (213) 687-8616.